Financial Statements and Report of
Independent Certified Public Accountants

Bee Mortgage App, Inc.

The Year Ended December 31, 2019 and the Six Months Ended June 30, 2020

Contents

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Bee Mortgage App, Inc.

We have audited the accompanying consolidated financial statements of Bee Mortgage App, Inc. (a Delaware corporation), which comprise the consolidated balance sheets as of June 30, 2020 and year ended December 31, 2019, and the related consolidated balance sheet, consolidated statement of loss, changes in shareholders' deficit, statement of cash flows, and the related notes to the financial statements.

Management's responsibility for the financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Other Matter
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered losses from operations and has a net capital deficiency, which raises substantial doubt about its ability

to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bee Mortgage App, Inc. as of June 30, 2020 and year ended December 2019, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.



Uschi Macero, CPA
Fort Lauderdale, Florida
October 28, 2020

Bee Mortgage App, Inc
Balance Sheet

As of	Dec. 31, 2019	Jun. 30, 2020
Assets		
Current Assets		
Cash and Cash Equivalents	$ -	$ 97,067
Total Current Assets	-	97,067
Total Assets	**-**	**97,067**
Liabilities and Stockholders' Deficit		
Current Liabilities		
Accounts Payables	-	-
Total Current Liabilities	-	-
Total Liabilities	**-**	**-**
Stockholders' Deficit		
Common Stock ($0.001 par value; 500,000 shares authorized and 0 and 472,860 shares issued and outstanding at December 31, 2019 and June 30, 2020 respectively)	-	473
Additional Paid-In Capital	-	238,627
Accumulated Deficit	-	(142,033)
Total Stockholders' Deficit	$ -	$ 97,067

See accompanying notes to financial statements.

Bee Mortgage App, Inc
Statement of Loss

For the Period,	Apr 30 - Dec 31, 2019		Jan 01 - Jun 30, 2020	
Net Revenue				
Subscription Revenue	$	-	$	2,500
Total Net Revenue		**-**		**2,500**
Operating Expenses				
Cost of Revenue		-		639
Research and Development		-		57,211
Selling and Marketing		-		7,542
General and Administrative		-		79,141
Total Operating Expenses		**-**		**144,533**
Operating Loss		**-**		**(142,033)**
Loss before Income Taxes		-		(142,033)
Income Tax Provision		-		-
Net Loss	$	**-**	$	**(142,033)**

See accompanying notes to financial statements.

Bee Mortgage App, Inc
Statement of Loss

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Stockholders' Deficit
	Shares	Carrying Value			
Balance, April 30, 2019	-	$ -	$ -	$ -	$ -
Issuance of Common Stock	-	$ -	$ -	$ -	$ -
Balance, December 31, 2019	-	$ -	$ -	$ -	$ -
Issuance of Common Stock	472,860	$ 473	$ 238,627	$ (142,033)	$ 97,067
Balance, June 30, 2020	**472,860**	**$ 473**	**$ 238,627**	**$ (142,033)**	**$ 97,067**

Bee Mortgage App, Inc
Statement of Cash Flows

For the Period,	Apr 30 - Dec 31, 2019		Jan 01 - Jun 30, 2020	
Cash flows used in operating activities				
Net Loss	$	-	$	(142,033)
Net cash used in operating activities		-		(142,033)
Cash flows from investing activities		-		-
Net cash used in investing activities		-		-
Cash flows from financing activities				
Proceeds from issuance of Common Stock		-		239,100
Net cash provided by financing activities		-		239,100
Net increase in cash and cash equivalents		-		97,067
Cash and cash equivalents, beginning of year		-		-
Cash and cash equivalents, end of year	$	-	$	97,067
Supplemental information – Cash paid during the year for:				
Interest paid	$	-	$	-
Income taxes	$	-	$	-

See accompanying notes to financial statements.

Bee Mortgage App, Inc
Notes to Financial Statements

1. Organization and Business

Nature of Business

Bee Mortgage App, Inc. (the "Company") was incorporated in the State of Delaware on April 29, 2019. The Company is developing and marketing mortgage applicable software.

As of June 30, 2020, the Company has not yet fully commenced planned principal operations. The Company's activities since inception have consisted of formation, capital raising, and development activities. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure additional funding to operationalize the Company's planned operations or failing to profitably operate the business.

2. Liquidation and Going Concern

FASB Accounting Standard Codification ("ASC") Topic 205-40, *Presentation of Financial Statements – Going Concern*, requires that management evaluate whether there are relevant conditions and events that, in the aggregate, raise substantial doubt about the entity's ability to continue as a going concern and to meet its obligations as they become due within one year after the date that the financial statements are issued.

The Company has incurred a net loss and cash outflow from operating activities of $141,533 during the six months ended June 30, 2020. Until the Company is fully operational, the Company must rely either on capital from its shareholders or debt financing. The Company's ability to continue its operations as a going concern is contingent upon obtaining additional funding from its shareholders or lenders.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern and do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue its operating activities.

3. Summary of Significant Accounting Policies

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates used in preparing these financial statements include the income tax provision, capitalized software development costs, estimating lease terms and incremental borrowing rates, and revenue recognition. Actual results could differ from those estimates, and such differences could be material to the financial position and results of operations.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Fair Value

The carrying amounts of cash and cash equivalents, accounts receivable, and accounts payable approximate fair value due to the relatively short-term maturities and are classified as short-term assets and liabilities in the accompanying balance sheets.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740-10, *Income Taxes*, which requires the use of the asset and liability method in accounting for income taxes. Under ASC 740-10, deferred tax assets and liabilities are measured based on differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. The Company analyzes whether it is more likely than not that deferred tax assets will be realizable. Based on this analysis, the Company establishes a valuation allowance for amounts that are not expected to be realized.

The Company follows the guidance included in ASC 740-10 regarding uncertainty in income taxes. The guidance establishes a recognition threshold and measurement for income tax positions recognized in an enterprise's financial statements in accordance with accounting for income taxes. ASC 740-10 also prescribes a two-step evaluation process for tax positions. The first step is recognition and the second step is measurement. For recognition, an enterprise judgmentally determines whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of related appeals or litigation processes, based on the technical merits of the position. If the tax position meets the more-likely-than-not recognition threshold, it is measured and recognized in the financial statements as the largest amount of tax benefit that is greater than 50% likely of being realized. If a tax position does not meet the more-likely-than-not recognition threshold, the benefit of the position is not recognized in the financial statements.

The Company may in the future become subject to federal, state, and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Comprehensive Loss

The Company's comprehensive loss for the six months ended June 30, 2020 was equal to the Company's net loss.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605— Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December15, 2017, while providing the option to early adopt for fiscal years beginning after December15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes.

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

4. Common Stock

Each share of Common Stock is entitled to one vote per share. The holders of Common Stock are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors.

On September 13, 2019, the Company amended its Amended and Restated Certificate of Incorporation in the form of an Amended and Restated Certificate of Incorporation in order to, among other things, authorize the Company to issue up to 500,000 shares of Common Stock, all with par value of $0.001 per share. As of June 30, 2020, the company had issued 472,860 of Common Stock.

5. Subsequent Event

Subsequent events have been evaluated through October 28, 2020, which is the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these financial statements.